Caledonia Mining 2009 Fourth Quarter and Annual Results

and Management Conference Call

Toronto, Ontario – March 31, 2010:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its fourth quarter and full year 2009 operating and financial results.  The financial results below are reported in thousands of Canadian dollars.

Financial Highlights

(C$ 000’s)	Q4 2009	Q4 2008	2009	2008
Revenue from sales	4,263	29	11,559	7,696
Operating costs	2,522	(156)	8,223	4,438
Gross profit from continuing operations	1,741	185	3,336	3,258
Income/(loss) after tax before discontinued operations	(3,669)	(2,066)	(3,770)	(4,285)
Net Income/(loss) for the period after discontinued operations	(3,736)	(2,597)	(3,950)	(4,940)
Net loss per share before discontinued operations, basic and fully diluted	($0.007)	($0.005)	($0.008)	($0.009)

For the year ended December 31, 2009 Caledonia recorded revenues of $11.559 million on the sale of 11,093 ounces of gold by the Blanket Gold Mine, a gross operating profit of $3.336 million and a net loss of $3.950 million.  This includes a provision of $2.502 million against bonds owing to Blanket which were issued by the Reserve Bank of Zimbabwe (“RBZ”), a $1.434 million impairment against the “D-type” resource at Caledonia’s base metals exploration project in Zambia and a future tax charge of $0.859 million.  The basic net loss per fully diluted share from continuing operations was $0.008.

Mining operations and gold production recommenced at the Blanket mine in April 2009, having been on care and maintenance since October 2008 when production was suspended due to the non-payment by the RBZ for gold delivered.  Notwithstanding frequent electricity outages, gold production increased to an annualized rate of approximately 22,000 ounces per annum by July 2009, a level not achieved since February 2007.  However, in recent months gold production at Blanket has been adversely affected by the increased frequency and duration of power outages, currently running at approximately 25% per month on average. In addition, operational difficulties continue from the historic delay in completing the No. 4 Shaft Expansion Project due to a lack of capital occasioned by RBZ’s non-payment for gold delivered.

For the year ended December 31, 2009, Caledonia realized an average price for gold sold of US$962 per ounce, and US$1,108 per ounce for gold sold in the quarter ended 31 December, 2009.  Operating costs per ounce of gold produced were US$562 for the period from the re-commencement of gold production in April 2009 to December 31, 2009 and US$596 in the quarter ended December 31, 2009.

Blanket’s immediate focus is the completion of the No. 4 Shaft Expansion Program, scheduled for completion by the fourth quarter of 2010 and which will enable gold production to be increased progressively to an annualized rate of approximately 40,000 ounces of gold.

The Government of Zimbabwe recently introduced measures which give effect to the legislated requirement for 51% of all businesses in Zimbabwe to be owned by indigenous Zimbabweans within five years.  Caledonia, as a member of the Chamber of Mines Zimbabwe (“COMZ”), continues to work closely with the COMZ regarding the ongoing discussions with the Government regarding the level and terms of indigenization for the mining industry.

The 2009 exploration programme at Nama in Zambia focussed on evaluating all of the known cobalt/copper anomalies and prioritizing targets for future exploration.  This work has identified several new exploration targets which will be addressed when funds become available.

Commenting on the year’s performance, Stefan Hayden, President and CEO, said “The rapid resumption of gold production at Blanket and re-starting the No. 4 Shaft Expansion Project have been challenging.  Compared to previous years the operating environment in Zimbabwe has stabilized and we expect that Blanket can continue to export its gold and retain 100% of the proceeds in US dollars.  However numerous challenges remain, in particular clarification of the indigenization legislation, securing a stable electricity supply, maintaining control over operating and capital costs and maintaining sufficient working capital.  However, indications are at this stage that Blanket will achieve its targeted annualized production level of 40,000 ounces before year end.  Thereafter Blanket will be well-positioned to grow further through its development projects.  We remain hopeful that the government of Zimbabwe will adopt a pragmatic economic approach to the issue of indigenization which recognizes the investment of companies like Blanket in Zimbabwe’s infrastructure and human capital, and which facilitates investment to create new jobs and wealth for all Zimbabweans.”

A full set of the Annual Financial Statements, annual MD&A and the 2009 Annual Information Form can be found on www.sedar.com and our website www.caledoniamining.com.

Caledonia management will host a conference call starting at 11.00 hours (EDT) on April 12, 2010.  Please dial-in 10 minutes beforehand and quote the conference ID number: 752198#.  A recording of the conference call will be available on the website, www.caledoniamining.com from April 13, 2010.

Canadian Toll-free Number*: 1866 423 2066

USA Toll-free Number*: 866 793 4273

UK Toll-free Number*: 0800 238 7320

International Access Number: +44 (0)20 7075 1520

Canadian Toll Number: +1 514 315 1021

USA Toll Number: +1 703 621 9125

*If you are calling from a mobile phone your provider may charge you when connected to the toll-free numbers.

For more information, please visit www.caledoniamining.com or contact:

Mark Learmonth                                Alex Buck                                     Martin Eales
Caledonia Mining                                  BuckBias                                        RBC Capital Markets
Tel: +27 11 447 2499                           Tel: +44 7932 740 452                  Tel +44 20 7029 7881